

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 12, 2018

Via E-Mail
Mona Gisler
Chief Financial Officer
Douglas Emmett Inc.
808 Wilshire Boulevard, Suite 200
Santa Monica, CA 90401

      Re: Douglas Emmett Inc.
              Form 10-K
              Filed February 16, 2018
              Form DEF 14A
              Filed April 16, 2018
              File No. 001-33106

Dear Ms. Gisler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities